CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Capital-Protected Notes	$30,000,000	$3,210.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $3,210.00 fee with respect to the $30,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,242,359.20 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 73
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated July 24, 2006
Dated March 14, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due July 20, 2010
Based on the Value of a Basket of Three Indices

The Capital Protected Notes due July 20, 2010 Based on the Value of a Basket of Three Indices, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of a basket consisting of the Dow Jones EURO STOXX 50SM Index, the S&P 500® Index and the Nikkei 225® Index.

Final Terms:
Underlying indices:	Basket Indices	Bloomberg Page	Percentage Weighting	Initial Index Closing Value	Multiplier
	Dow Jones EURO STOXX 50 SM Index:	SX5E	33.33%	3,631.50	0.000917803
	S&P 500® Index:	SPX	33.33%	1,260.91	0.002643329
	Nikkei 225® Index:	NKY	33.33%	15,005.24	0.000222122
Aggregate principal amount:	$30,000,000
Pricing date:	July 24, 2006
Original issue date (settlement date):	July 31, 2006, which is the fifth trading day following the pricing date
Maturity date:	July 20, 2010, subject to postponement in the event of certain market disruption events
Issue price (principal amount per note):	$10 per note
Interest rate:	None
Denominations:	$10 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$10 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $10 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Index percent change:	The percentage by which the final index value exceeds the initial index value, calculated as follows: (final index value – initial index value) / initial index value
Initial index value:	10, the basket closing value used to determine the multipliers on the basket setting date
Basket closing value:	The sum of the products of the index closing value of each of the underlying indices and the applicable multiplier for each of the underlying indices
Basket setting date:	With respect to the S&P 500 Index, the pricing date
With respect to the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, the index business day immediately following the pricing date
Final index value:	The basket closing value on the determination date
Determination date:	July 15, 2010
Call right:	The notes are not callable prior to maturity
Listing:	The notes have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the notes is “IIL.” It is not possible to predict whether any secondary market for the notes will develop.
CUSIP:	61748A494

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per Note	$10.00	$0.25	$9.75
Total	$30,000,000	$750,000	$29,250,000

(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-800-584-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for Capital Protected Notes dated March 14, 2006:
   http://www.sec.gov/Archives/edgar/data/895421/000095010306000523/dp02252_424b2.txt

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $10, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the basket indices. The supplemental redemption amount will be equal to the product of $10 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

(final index value – initial index value)
supplemental	=	$10 x participation rate x
redemption amount			initial index value

where,

participation	=	100%
rate
initial index	=	10
value
final index value	=	the basket closing value as determined on the determination
		date
basket closing	=	the sum of the products of the index closing value of each of
value		the underlying indices and the applicable multiplier for each
		of the underlying indices

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.

Example #1:

The final index value is 50% greater than the initial index value.

Participation rate:	100%
Initial index value:	10
Hypothetical final index value:	15

			15– 10
supplemental redemption	=	$10 x		x 100% = $5
amount per note			10

     In the example above, the total payout at maturity per note will equal $15, which is the sum of the principal amount of $10 and a supplemental redemption amount of $5.

Example #2:

The final index value is 50% lower than the initial index value.

Participation rate:	100%
Initial index value:	10
Hypothetical final index value:	5

     In the example above, because the final index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the principal amount of $10 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final index value, which is equal to the basket closing value on the determination date. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of the participation rate on each $10 principal amount of notes for specified final index values on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

The Underlying Indices

     For a description of the Underlying Indices to which the notes will be linked, including license agreement and historical information, see “Annex A—Underlying Indices,” attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On or prior to the index business day immediately following the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the basket indices. Such purchase activity could have increased the value of the basket indices, and, therefore, have increased the value at which the basket indices must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the principal amount of $10 for each note you hold at maturity.

     The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of each of the basket indices at any time and, in particular, on the determination date, the volatility of the basket indices, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks underlying the basket indices and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Changes in the value of one or more of the basket indices may offset each other. Price movements in the basket indices may not correlate with each other. At a time when the value of one or more of the basket indices increases, the value of one or more of the other basket indices may not increase as much or may even decline in value. Therefore, in calculating the basket closing value on the determination date, increases in the value of one or more of the basket indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

     Investing in the notes is not equivalent to investing in the basket indices. Investing in the notes is not equivalent to investing in the basket indices or their component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

     Adjustments to the basket indices could adversely affect the value of the notes. The publisher of any basket index can add, delete or substitute the stocks underlying the basket index, and can make other methodological changes that could change the value of the basket index. The publisher of any basket index may discontinue or suspend calculation or publication of the basket index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie any basket index.

     There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the basket indices or other instruments related to the basket indices are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the index business day immediately following the pricing date and on the determination date could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index business day immediately following the pricing date could have affected the initial index value and, as a result, could have increased the value at which the basket indices must close on the determination date before you receive a payment at maturity that exceeds the principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the basket indices on the determination date and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-12 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

     See “ERISA–Certain Capital Protected Notes Listed on a Securities Exchange” in the prospectus supplement for capital protected notes.

United States Federal Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.5476% compounded semi-annually. Based on our determination of the comparable yield, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $12.43 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through December
31, 2006	$0.2312	$0.2312
January 1, 2007 through June 30, 2007	$0.2838	$0.5150
July 1, 2007 through December 31, 2007	$0.2917	$0.8067
January 1, 2008 through June 30, 2008	$0.2998	$1.1065
July 1, 2008 through December 31, 2008	$0.3081	$1.4146
January 1, 2009 through June 30, 2009	$0.3166	$1.7312
July 1, 2009 through December 31, 2009	$0.3254	$2.0566
January 1, 2010 through June 30, 2010	$0.3344	$2.3910
July 1, 2010 through July 20, 2010	$0.0382	$2.4292

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Indices

     The Dow Jones Euro STOXX 50 Index. The Dow Jones Euro STOXX 50 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index” in the prospectus supplement for capital protected notes.

     The S&P 500 Index. The S&P 500 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index” in the prospectus supplement for capital protected notes.

     The Nikkei 225 Index. The Nikkei 225 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information— Nikkei 225 Index” in the prospectus supplement for capital protected notes.

     License Agreement between STOXX Limited and Morgan Stanley. “Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Dow Jones Euro STOXX 50 Index—License Agreement between STOXX Limited and Morgan Stanley” in the prospectus supplement for capital protected notes.

     License Agreement between S&P and Morgan Stanley. “Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—S&P 500 Index—License Agreement between S&P and Morgan Stanley” in the prospectus supplement for capital protected notes.

     License Agreement between Nikkei and Morgan Stanley. “Nikkei 225® Index” is a trademark of Nihon Keizai Shimbun, Inc. and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between Nikkei and Morgan Stanley” in the prospectus supplement for capital protected notes.

     Historical Information. The following tables set forth the published high and low index closing values for each basket index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through July 25, 2006 with respect to the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index and through July 24, 2006 with respect to the S&P 500 Index. The Dow Jones EURO STOXX 50 Index closing value and the Nikkei 225 Index closing value on July 25, 2006 were 3,631.50 and 15,005.24, respectively. The S&P 500 Index closing value on July 24, 2006 was 1,260.91. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the basket indices should not be taken as an indication of future performance.

EURO STOXX 50 Index	High	Low	Period End

2001
First Quarter	4,787.45	3,891.49	4,185.00
Second Quarter	4,582.07	4,039.16	4,243.91
Third Quarter	4,304.44	2,877.68	3,296.66
Fourth Quarter	3,828.76	3,208.31	3,806.13
2002
First Quarter	3,833.09	3,430.18	3,784.05
Second Quarter	3,748.44	2,928.72	3,133.39
Third Quarter	3,165.47	2,187.22	2,204.39
Fourth Quarter	2,669.89	2,150.27	2,386.41
2003
First Quarter	2,529.86	1,849.64	2,036.86
Second Quarter	2,527.44	2,067.23	2,419.51
Third Quarter	2,641.55	2,366.86	2,395.87
Fourth Quarter	2,760.66	2,434.63	2,760.66

EURO STOXX 50 Index	High	Low	Period End

2004
First Quarter	2,959.71	2,702.05	2,787.49
Second Quarter	2,905.88	2,659.85	2,811.08
Third Quarter	2,806.62	2,580.04	2,726.30
Fourth Quarter	2,955.11	2,734.37	2,951.24
2005
First Quarter	3,114.54	2,924.01	3,055.73
Second Quarter	3,190.80	2,930.10	3,181.54
Third Quarter	3,429.42	3,170.06	3,428.51
Fourth Quarter	3,616.33	3,241.14	3,578.93
2006
First Quarter	3,874.61	3,532.68	3,827.93
Second Quarter	3,890.94	3,408.02	3,648.92
Third Quarter (through
July 25, 2006)	3,670.75	3,492.11	3,631.50

S&P 500 Index	High	Low	Period End

2001
First Quarter	1,373.73	1,117.58	1,160.33
Second Quarter	1,312.83	1,103.25	1,224.42
Third Quarter	1,236.72	965.80	1,040.94
Fourth Quarter	1,170.35	1,038.55	1,148.08
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,300.25
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter (through
July 24, 2006)	1,280.19	1,234.49	1,260.91

Nikkei 225 Index	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter (through
July 25, 2006)	15,638.50	14,437.24	15,005.24